

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

Ernest Cimadamore, Chief Executive Officer
Moggle, Inc.
111 Presidential Boulevard, Suite 212
Bala Cynwyd, PA 19004

> **Re: Moggle, Inc.**
> **Post-Effective Amendment No. 1**
> **Registration Statement on Form S-1**
> **Filed November 24, 2010**
> **File No. 333-161457**

Dear Mr. Cimadamore:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1.   It is unclear from your filing when the 100,000 shares of the Registered Securities were sold pursuant to the Registration Statement. In this regard, we note your statement that you ceased the offer of any Registered Securities under the Registration Statement in June 2010. We further note that as of April 30, 2010, the audited financial statements contained in the Registration Statement were 16 months old. Please tell us the exact date(s) when the 100,000 Registered Securities were sold pursuant to the Registration Statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Ryan Houseal, Attorney-Advisor at (202) 551-3105 or, in his absence, me at (202) 551-3462 with any other questions.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via Facsimile (914) 355-2379
        Anthony M. Collura, Esq.
        Anthony M. Collura P.C.